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                             September 28, 2022

       Shubha Dasgupta
       Chief Executive Officer
       Pineapple Financial Inc.
       Unit 200, 111 Gordon Baker Road
       North York, Ontario M2H 3R1

                                                        Re: Pineapple Financial
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on
September 1, 2022
                                                            CIK No. 0001938109

       Dear Mr. Dasgupta:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. Please revise your cover page, summary, and risk factors sections to disclose your multiple class share
structure (Common Shares, Class A Shares, Class B Shares, and Class
                                                        C Shares) and explain
the nature of the disparate voting rights and the risks the structure presents to investors.
       Prospectus Summary
       Our Company, page 1

   2. We note the statements that you are "dedicated to driving growth," through "innovative data-driven systems,"
offer a "progressive" network that works "seamlessly." We also
 Shubha Dasgupta
Pineapple Financial Inc.
September 28, 2022
Page 2
         note the statements that your Brokerage Services are "distinct and cutting-edge" and
         MyPineapple was built to create long-term "competitive advantage relative to traditional service providers." Please substantiate those claims to us or revise to state those as your beliefs.
3. In one of the opening paragraphs, please include your revenue and net losses for your most recent audited period and interim stub to provide a financial snapshot of your company, and to balance the disclosure in the summary.
Implications of Being an Emerging Growth Company, page 5

4. We note disclosure that as an emerging growth company you have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the
         Securities Act for complying with new or revised accounting standards. However, you also disclose on the cover page of your filing that you have elected not to use the extended transition period. Please revise your filing accordingly.
Risk Factors, page 8

5. Please revise your subheadings to adequately describe the risks, expanding upon the short phrases you have currently, such as "Additional Funding" or "Limited Operating
         History." Succinctly state in your subheadings the risks that result from the facts or uncertainties discussed in the risk factor.
6. Please add a separately captioned risk factor addressing the currency exchange rate fluctuations and risks to investors. In this regard we note your disclosure in the financial statements that your functional currency is Canadian Dollars, but your presentation currency is US Dollars.
Changes in Interest Rates, page 12

7. Please revise your discussion in the risk factor, as well as the subheading, to clarify where in the cycle interest rates are and the effect on your business, so that investors may assess the risk.
Repurchase Obligations and Breach of Representations, page 13

8. Please revise to briefly clarify what you mean by the statement that you "place the mortgages that [you] originate."
We are subject to general economic conditions, page 13
FirstName LastNameShubha Dasgupta
9.     Please update this risk factor if recent inflationary pressures have materially
Comapany    NamePineapple
       impacted              Financial
                 your operations.       Inc.regard, identify the types of
inflationary pressures you
                                   In this
       are facing
September         andPage
            28, 2022  how2your business has been affected.
FirstName LastName
 Shubha Dasgupta
FirstName  LastNameShubha   Dasgupta
Pineapple Financial Inc.
Comapany 28,
September  NamePineapple
               2022        Financial Inc.
September
Page 3     28, 2022 Page 3
FirstName LastName
Use of Proceeds, page 22

10. We note the different Use of Proceeds discussed. Please disclose the approximate amount intended to be used for each listed purpose. If any material amounts of other funds are needed to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts of such other funds needed and the sources thereof. We also note that funding potential mergers and acquisitions is discussed. Please identify the businesses or nature of businesses sought, the status of any negotiations, and a brief description of the businesses. Refer to Instruction 6 to Item 504 of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue Model, page 26

11. We note your disclosure on page 27 that you "have seen positive growth in all key performance indicators including revenue, funded mortgage volume and EBITDA."
         Please balance this disclosure by also quantifying your losses in the most recent fiscal year and interim stub. In addition, when you refer to "organic growth of the number of
         Users engaged by the Company" here and the fact that your "active users increased at a rate of approximately 85%" on page 38, please quantify the growth, disclose the number of active users you currently have, and how you define active users. Business, page 33

12. Please revise your business section to include a discussion of your services' distribution methods, the fee structure for each business line, the number of field agents, and the number of total and full-time employees. Refer to Item 101(h) of Regulation S-K.
Insurance Products, page 35

13. Please include risk factor disclosure regarding your insurance products, to the extent applicable, including any risks related to developing this business. In that regard, please clarify here how far along in development you are with your insurance business, as we note the discussion seems to indicate that Pineapple Insurance Inc. is to serve insurance needs of your brand mortgage brokers and agents across Canada. Please also discuss any regulations related to the insurance aspect of your business. InsurTech, page 36

14. We note your disclosure here that MyPineapple was built "in order to streamline and manage the customer flow of insurance products" and that the "process is designed to create a unique synchronicity between the client obtaining a mortgage approval and insurance approval." We also note your disclosure on pages 35-36 where you list the insurance products you offer as the following: life insurance, accident and disability insurance, critical illness insurance and credit insurance. Please tell us if you offer any other types of insurance. If not, explain how the enumerated list of insurance products is
 Shubha Dasgupta
Pineapple Financial Inc.
September 28, 2022
Page 4
         related to obtaining a mortgage.
Executive and Director Compensation
Summary Compensation Table, page 52

15. Consistent with your disclosure on pages 56 and F-27, please include in the summary compensation table the 245,000 options granted to Mr. Shah in fiscal year 2021.
Certain Relationships and Related Party Transactions, page 57

16. We note your disclosure on page F-38 that you have entered into an arrangement with
         Gravitas Securities Inc., a related party and shareholder. Please disclose this transaction here or tell us why it is not required to be disclosed.
Principal Shareholders, page 58

17. It appears based on your disclosure on page F-38 that Gravitas received a significant number of shares for services provided in the 2021 Private Placement and should be included as a beneficial shareholder in the table on page 58. Please tell us what percentage of your common shares Gravitas currently holds or has a right to acquire within 60 days. If that percentage is five percent or higher, include Gravitas'
         holdings in the beneficial ownership table. In addition, update the table to provide ownership as of the most recent practicable date.
Description of Securities, page 59

18. Please include a section describing the rights of Common Shares. In this regard, we note that you only describe Class A, Class B and Class C shares here. In addition, revise the Dividends, Redemption, Dissolution, Purchase for Cancellation, Dissent and
         Participation in Profits subsections to cover each of the four classes of shares.
19. We note your description of dividend rates to be paid to each class of common stock.
         Please revise to clearly explain the following:
             list the order in which you will pay dividends to each of your shareholders, include sample calculations that will allow investors to understand what dividends each type of common stock is entitled to, and clarify if any class of common stock is guaranteed to receive dividends.
Warrants, page 61

20. We note that you have two types of warrants, Compensation Warrants and Warrants.
       Please include separate subheadings and describe characteristics of each type of warrant in
FirstName LastNameShubha Dasgupta
       more detail. In addition, you disclose that Common Shares are excisable into common
Comapany    NamePineapple
       shares                Financial
              at a price ranging       Inc.
                                 from $0.75-$1.87.  Please explain briefly how
the exercise price
       is calculated.
September   28, 2022 Page 4
FirstName LastName
 Shubha Dasgupta
FirstName  LastNameShubha   Dasgupta
Pineapple Financial Inc.
Comapany 28,
September  NamePineapple
               2022        Financial Inc.
September
Page 5     28, 2022 Page 5
FirstName LastName
Independent Auditor's Report, page F-3

21.      Please revise to include the independent auditor's report.
Note 6. Share Capital, page F-17

22. We note your disclosure surrounding the 2021 private placement and that the allocation of proceeds between common shares and warrants was made when the equity instruments were issued using a relative fair value method. Your disclosure on page F-31 appears to indicate that you have allocated $6.1 million of the relative fair value to the common shares and $1.4 million to the warrants as paid-in capital. We further note that the allocation of proceeds to warrants will typically create a discount in the associated equity instrument, which should be recognized as interest expense or as a dividend in some cases. Please tell us, and revise your filing to disclose, whether there is any such discount associated with this transaction and if so, how it is accounted for in your financial statements. Refer to ASC 470-20-25-2.
23. Please tell us and revise your filing to explain what the $3.043 million of issuance costs paid by issuance of warrants represents, how this amount was determined and accounted for, and the authoritative accounting literature relied upon to support your conclusions.
Exhibits

24. Please file your affiliation agreemetns with certain licensed mortgage brokers, as referenced on pages 1, 26 and 33, and describe their material terms or advise why you are not required to file them.
       You may contact John Spitz at (202) 551-3484 or Ben Phippen at (202) 551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or Tonya Aldave at (202) 551-3601 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Darrin Ocasio, Esq.